SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 28, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match Interim Report January-March 2006

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: April 28, 2006	By: /s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Interim Report

January – March 2006

•	First quarter net sales amounted to 2,951 MSEK (2,967)

•	Excluding the effect of divested businesses, sales increased by 5%

•	First quarter operating income amounted to 721 MSEK (538), up 34%

•	First quarter net profit amounted to 487 MSEK (347), up 41%

•	First quarter EPS amounted to 1.62 SEK (1.06), up 53%

Summary of Consolidated Income Statement

	January -March		Full year 2005
MSEK	2006	2005
Sales	2,951	2,967	13,311
Operating income	721	538	2,825
Profit before tax	696	518	2,696
Net income incl. minority interest	487	347	1,777
Earnings per share (SEK)	1.62	1.06	5.61

Swedish Match in brief

Swedish Match has a broad range of leading brands in the product areas of snuff, cigars, chewing tobacco, pipe tobacco & accessories, and lights (matches & lighters). The Company sells products in more than 120 countries, with production units in 12 countries. The markets for snuff and cigars have been growing in both sales and volume terms over the past several years, while the markets for chewing tobacco, pipe tobacco, and lights have been declining. Swedish Match also distributes third parties’ tobacco products on the Swedish Market. Swedish Match generates approximately half of its sales and substantially more than half of its operating income from snuff and cigars.

Interim report highlights

First quarter’s sales in 2006 in comparison with the first quarter 2005 were positively affected by currency translation effects but was negatively affected by divestitures that took place in 2005. Operating income comparison was favourably affected by currency effects and also from restructuring charges during the first quarter previous year.

Swedish Match sales for the first quarter declined by 1 percent to 2,951 MSEK (2,967). In local currency, sales declined by 7%. Excluding divested businesses, sales in SEK increased by 5 percent with increases for all product areas except for Other operations.

For snuff, sales increased by 12 percent during the first quarter, to 785 MSEK (703) while operating income increased by 18 percent to 380 MSEK (324). This year’s operating income was positively impacted by recovery of excise taxes of 17 MSEK. Swedish Match volumes increased in both the Scandinavian and US markets. Operating margin amounted to 48.5 percent (46.0).

Sales of cigars increased by 3 percent in the first quarter and amounted to 759 MSEK (734), while operating income increased by 16 percent, to 158 MSEK (136). Compared to previous year, sales in local currency were weaker during the first quarter in Europe and for US machine made cigars, while sales for US premium cigars increased. Operating margin for cigars amounted to 20.8 percent (18.6).

Group operating income for the first three months reached 721 MSEK (538), an increase of 34 percent. In local currency, operating income increased by 25 percent.

Operating margin for the first quarter amounted to 24.4 percent (18.1), with much of the improvement resulting from sharply higher operating income results in the lights operations during the first quarter.

During the first quarter basic EPS amounted to 1.62 SEK, compared to 1.06 SEK last year. Diluted EPS amounted to 1.61 SEK (1.05).

Sales by product area

	January – March		Change %	12 months ended March 31, 2006	Full year 2005
MSEK	2006	2005
Snuff	785	703	12	3,213	3,131
Cigars	759	734	3	3,308	3,283
Chewing Tobacco	273	242	13	1,110	1,079
Pipe Tobacco & Accessories	238	216	10	942	920
Lights	387	437	(12)	1,885	1,936
Other operations	510	635	(20)	2,837	2,962

Total	2,951	2,967	(1)	13,295	13,311

Operating income by product area

	January - March		Change %	12 months ended March 31, 2006	Full year 2005
MSEK	2006	2005
Snuff	380	324	18	1,561	1,504
Cigars	158	136	16	634	613
Chewing Tobacco	83	69	20	361	347
Pipe Tobacco & Accessories	75	60	25	252	237
Lights	62	(4)		124	58
Other operations	(38)	(47)		(131)	(140)

Subtotal	721	538	34	2,801	2,618
Major one time items
Capital gain from real estate sale	—	—		206	206

Total	721	538	34	3,007	2,825

Operating margin by product area

	January - March		12 months ended March 31, 2006		Full year 2005
Percent	2006	2005
Snuff	48.5	46.0	48.6		48.0
Cigars	20.8	18.6	19.2		18.7
Chewing Tobacco	30.5	28.6	32.5		32.1
Pipe Tobacco & Accessories	31.3	27.6	26.8		25.8
Lights	16.1	(1.0)	6.6		3.0

Group	24.4	18.1	21.1	*	19.7	*

*	Excluding major one time items

Key data

	January - March		12 months ended Mar 31, 2006	Full year 2005
	2006	2005
Operating margin, %1)	24.4	18.1	21.1	19.7
Operating capital, MSEK	8,321	7,677	8,321	7,765
Return on operating capital, %1)			35.0	34.7
Return on shareholders´ equity, %			39.4	36.6

Net debt, MSEK2)	2,462	332	2,462	674
Net debt/equity ratio, %	52.8	5.9	52.8	13.3
Equity/assets ratio, %	28.4	36.2	28.4	30.2
Investments in tangible assets, MSEK	60	103	285	328
EBITDA, MSEK3)	831	651	3,386	3,206
EBITA, MSEK4)	751	567	2,992	2,807
EBITA interest cover	30.9	31.0	26.8	26.6
Net debt/EBITA			0.8	0.2
Share data5)
Earnings per share, SEK
Basic	1.62	1.06	6.18	5.61
Diluted	1.61	1.05	6.16	5.59
Excluding major one time items, diluted	1.61	1.05	5.86	5.30
Excluding amortization and major one time items, diluted	1.69	1.12	6.18	5.61
Shareholders’ equity per share, SEK	15.66	15.70	15.66	16.60
Number of shares outstanding at end of period	297,558,105	322,087,624	297,558,105	305,901,281
Average number of shares outstanding, basic	300,674,904	321,729,690	309,864,857	315,128,554
Average number of shares outstanding, diluted	302,089,460	322,847,505	311,047,039	316,226,392

1)	Excluding major one time items
2)	Pension liabilities are not included in net debt
3)	Operating income excluding major one time items adjusted for depreciation, amortization and writedowns
4)	Operating income excluding major one time items adjusted for amortization and writedowns of intangible assets
5)	Net income attributable to Swedish Match equity holders

Snuff

Sweden is the world’s largest snuff market measured by per capita consumption. In Sweden, a substantially larger proportion of the male population uses the Swedish type of snuff called snus* compared to cigarettes. The Norwegian market, which is substantially smaller than the Swedish market, is at present showing strong growth. The US is the world’s largest snuff market measured in number of cans and is approximately five times larger than the Swedish market. In Sweden and Norway, Swedish Match has a leading position. In the US, the Company is well positioned as number three on the market. Some of the best known brands include General, Ettan, and Grov in Sweden, Timber Wolf and Longhorn in the US and Taxi in South Africa.

During the first quarter, sales increased by 12 percent versus previous year, to 785 MSEK (703), and operating income increased by 18 percent, to 380 MSEK (324). Volumes increased in Scandinavia by 4 percent, and in the US by 24 percent, measured in number of cans. Operating margin reached 48.5 percent (46.0). This year’s operating income was positively impacted by a recovery of 17 MSEK for excise taxes.

In Scandinavia, snus volumes increased in both Sweden and Norway. First quarter volumes in Sweden previous year were lower that normal owing to adjustments in inventory. Volume for snus in loose form in Sweden was stable, while sales of pouched snus increased somewhat. In Sweden, the proportion of sales of pouched snus was 58 percent during the period. During the first quarter, the Company announced the expansion of distribution of its General Onyx and Kronan brands.

In the US, sales of both the Longhorn and Timber Wolf brands were higher than the year before. The competition remains intense and promotional spending increased. During the first quarter the Company launched Timber Wolf pouched snuff. The pouched segment now makes up nearly 6 percent of the moist snuff category in the US.

Cigars

Swedish Match is the world’s second largest producer of cigars and cigarillos in sales value. Swedish Match offers a full range of different cigars and brands. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Justus van Maurik, Salsa and Wings. The US is the largest cigar market in the world and Swedish Match has a leading position in the premium segment, and is well established in the segment for machine made cigars. After the US, the most important cigar markets are in Europe, where Swedish Match is well represented in most countries, with an especially good market position in The Netherlands and in the Nordic area.

During the first quarter, sales increased by 3 percent, to 759 MSEK (734), and operating income increased by 16 percent, to 158 MSEK (136). In local currency, sales declined by 6 percent. In Europe operating income decreased somewhat. In the US operating income increased in both the premium business and for machine made cigars. Operating margin reached 20.8 percent (18.6).

*	Swedish snus is moist snuff which is produced using a special heat treated process, much like pasteurization as opposed to other snuff products for which a fermentation process is used.

During the first quarter, the company announced the acquisition of the Hajenius and Oud Kampen cigar brands with a strong presence on the Dutch market from the Burger Group. This transaction was closed on March 31.

Chewing Tobacco

Chewing tobacco is sold primarily on the North American market, mainly in the southern US. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment shows a declining trend.

During the first quarter, sales increased by 13 percent, to 273 MSEK (242), and operating income grew by 20 percent, to 83 MSEK (69). Improved average price and a stronger US dollar compensated for lower volumes. Operating margin reached 30.5 percent (28.6).

During the first quarter, Swedish Match continued its US national rollout of Red Man Silver Blend chewing tobacco. The Company also announced the test launch of Firebreak, a gum-based chewing tobacco, in Scandinavia. The product had previously only been available in Japan.

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and its products are marketed worldwide. The Borkum Riff brand is sold in over 60 countries. The Company has its most significant presence in South Africa, where local production takes place. Best Blend and Boxer are the most important brands in South Africa. Accessories include the sales of papers, filters, and other smoking related items, primarily in the UK and Australia. Pipe tobacco consumption declines on most established markets.

During the first quarter, sales revenue grew by 10 percent, to 238 MSEK (216), and operating income grew by 25 percent, to 75 MSEK (60). Operating margin was 31.3 percent (27.6). Improved average price and a stronger South African rand compensated for lower volumes.

Lights (Matches and Lighters)

Swedish Match is a market leader in a number of markets for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Solstickan, Three Stars, Fiat Lux, and Redheads. The Company produces and distributes disposable lighters and the main brand is Cricket. Swedish Match’s largest market for lighters is Russia. Several lighter markets are faced with an intense competition from, among others, Chinese producers.

During 2005, an extensive restructuring program was completed within the match business, including the divestment or closure of a number of units.

During the first quarter, sales declined by 12 percent, to 387 MSEK (437). Excluding divested businesses, sales increased by 12 percent. A weaker Swedish krona has favorably impacted the sales and operating income comparison. Operating income reached 62 MSEK (-4). The first quarter of 2005 included restructuring costs of 31 MSEK. Operating margin amounted to 16.1 percent (-1.0).

Other Operations

Other operations include the distribution of tobacco products on the Swedish market and non-allocated central costs. The numbers for the first three months of 2006 also include an advertising accessories business that was divested on March 31.

During the first quarter, sales amounted to 510 MSEK (635), and operating income, net, amounted to a negative 38 MSEK (negative 47). Volumes in the Swedish Distribution business were significantly lower than in the first three months of 2005, following unusually high volumes in December 2005. The sales comparison is also affected by the effect of divestments.

Taxes

Total tax for the first quarter amounted to 209 MSEK (172), corresponding to an average tax rate of 30 percent (33). Following a revised double taxation treaty between Sweden and the US, the Company is no longer providing for a five percent withholding tax on net income from its US operations. The revised taxation treaty has not yet been fully ratified. In addition, the effective tax rate of the Group has decreased as a result of a more efficient structure following the restructurings and divestments in 2005.

Earnings per share

Earnings per share for the first three months amounted to 1.62 SEK (1.06).

Depreciation and amortization

Total depreciation and amortization amounted to 110 MSEK (113), of which depreciation on tangible assets amounted to 80 MSEK (84) and amortization of intangible assets amounted to 30 MSEK (29).

Financing and cash flow

At the close of the period the Group’s net debt amounted to 2,462 MSEK, as compared to 674 MSEK on December 31, 2005, an increase of 1,788 MSEK. Cash flow from operations was a negative 657 MSEK compared to 419 MSEK a year ago. Cash flow from operations has been negatively impacted by unusually high income tax payments including tax payments during the first quarter after dissolution of a Swedish tax allocation reserve in 2005. Cash flow from operations also includes higher than normal payments of excise duties following the high volumes in the Swedish distribution in December 2005. The Group’s investments in tangible fixed assets amounted to 60 MSEK (103). The investments are mainly attributable to the snuff and cigar operations. Sale of fixed assets amounted to 75 MSEK (23). Cash flow from investments also includes payment for the Hajenius and Oud Kampen cigar brands. Dividend payment of 627 MSEK will be distributed during the second quarter.

During the period shares were repurchased at a net amount of 862 MSEK.

During the period bond loans of 1,433 MSEK have been issued.

Liquid funds, including short term investments, amounted to 3,307 MSEK at the end of the period, compared with 3,657 MSEK at the beginning of the year.

Average number of Group employees

The average number of employees in the Group during first quarter was 12,712 compared to 14,333 for the full year 2005. The number of employees decreased as a result of the divestments of businesses and rationalizations.

Share structure

During the first quarter 8.8 million shares were repurchased at an average price of 100.57 SEK. As at March 31, 2006 Swedish Match held 27.0 million shares in its treasury, corresponding to 8.3 percent of the total amount of shares. Total shares bought back by Swedish Match since the buyback programs started have been repurchased at an average price of 59.06 SEK. During the first quarter the Company also sold 0.4 million treasury shares at an average price of 44.50 SEK as a result of option holders exercising their options. The number of shares outstanding, net after repurchase and after the sale of treasury shares, as per March 31, 2006 amounted to 297.6 million. In addition, the Company has call options outstanding as of March 31, 2006 corresponding to 4.5 million shares exercisable in gradual stages from 2006-2010.

Annual General Meeting

The Annual General Meeting on April 20, 2006 renewed the mandate to repurchase shares up to 10 percent of the shares of the Company. In addition, a decision was made to cancel 24.0 million shares held in treasury, with a contemporaneous bonus issue of an amount equivalent the amount represented by the cancelled shares or 28.8 MSEK. With the latter transaction the Company’s share capital will not decrease through the cancellation of shares. The total amount of registered shares in the Company before the cancellation of shares is 324,596,181. The Annual General Meeting also approved the proposal of the Board of Directors that the Company may issue a maximum of 723,333 call options to senior Company officials and key employees for the stock option program for 2005 and that the Company, in deviation from the preferential rights of shareholders, be permitted to transfer a maximum of 723,333 shares of the Company at a selling price of 127.10 SEK per share in conjunction with a demand for the redemption of these call options. The meeting also approved the proposal for a stock option program for 2006 to senior Company officials and key employees. Furthermore, the Annual General Meeting decided to reduce the statutory reserve of the parent company by 80.4 MSEK, to 0 MSEK. Among other items, the shareholders also approved a dividend payment of 2.10 SEK per share, with the record date of entitlement of April 25, 2006.

Other events and events after the period

As previously announced, in January, 2006, the Company sold its Arenco subsidiary. Arenco manufacture machines for match manufacturing and packaging in Kalmar and Halmstad, Sweden and Shanghai, China.

In December of 2005 the company signed a letter of intent to sell its advertising lights and accessories business. This transaction was completed on March 31, 2006.

In February the company announced the agreement to acquire the Hajenius and Oud Kampen premium cigar brands, related production machinery and the Hajenius cigar shop in Amsterdam from the Burger Group. The two brands, that are primarily sold in the Netherlands, Belgium and Germany have an annual turnover of approximately 12 MEUR. This transaction was completed on March 31, 2006.

In February 2006 Philip Morris USA. Inc., initiated legal proceedings against Pinkerton Tobacco Co. LP in the United States District Court of Virginia, in Richmond alleging that the use of certain Western themes in the marketing of the company’s Longhorn moist snuff products infringes its intellectual property rights. Although the outcome of these proceedings cannot be anticipated with certainty, management holds the view that there are a number of good defences against the claims.

Accounting principles

The financial information in this interim report has been prepared in accordance with the International Financial Reporting Standards (IFRS) approved by the European Commission for application within the EU. The report is prepared in accordance with the Accounting Standard IAS 34 Interim Financial Reporting.

From 2006 Swedish Match reports its operations in six primary segments: snuff, cigars, chewing tobacco, pipe tobacco & accessories, lights and other. The lights segment comprises the former matches and lighters segments. Previous periods have been restated.

Additional information

This report has not been reviewed by the Company’s auditors.

The January - June 2006 report will be released August 3, 2006.

Stockholm, April 28, 2006

Sven Hindrikes

President and Chief Executive Officer

Consolidated Income Statement in summary

	January - March		Change %	12 months ended Mar 31, 2006		Full year 2005		Change %
MSEK	2006	2005
Sales, including tobacco tax	4,797	4,886		22,031		22,120
Less tobacco tax	(1,846)	(1,918)		(8,736)		(8,809)

Sales	2,951	2,967	(1)	13,295		13,311		0
Cost of goods sold	(1,456)	(1,629)		(7,105)		(7,278)

Gross profit	1,495	1,338	12	6,190		6,033		3
Sales and administrative expenses	(775)	(802)		(3,199	)a)	(3,226	)a)
Shares in earnings of associated co.	1	2		16		18

Operating income	721	538	34	3,007		2,825		6
Net interest expense	(24)	(18)		(112)		(106)
Other financial items, net	(1)	(2)		(22)		(23)

Net financial items	(25)	(20)		(133)		(128)

Profit before taxes	696	518	34	2,874		2,696		7
Taxes	(209)	(172)		(956)		(919)

Net income for the period	487	347	41	1,918		1,777		8

Attributable to:
Swedish Match equity holders	487	340		1,915		1,769
Minority interests	0	7		2		9

Net income for the period	487	347	41	1,918		1,777		8

Earnings per share, basic, SEK	1.62	1.06		6.18		5.61
Earnings per share, diluted, SEK	1.61	1.05		6.16		5.59

a)	Including income from sale of real estate of 206 MSEK

Consolidated Cash Flow Statement in summary

	January - March
MSEK	2006	2005
Income after financial items	696	518
Non-cash items and taxes paid	(866)	9
Cash flow from operations before changes in Working Capital	(170)	527
Cash flow from changes in Working Capital	(487)	(108)

Cash flow from operations	(657)	419
Investments
Investments in property, plant and equipment	(60)	(103)
Sales of property, plant and equipment	75	23
Investments in intangibles	(257)	—
Divestment of business operations	30	—
Changes in financial receivables etc.	(29)	(38)
Changes in short-term investments1)	429	(208)

Cash flow from investments	188	(326)
Financing
Changes in loans	1,433	(-11)
Repurchase of own shares	(881)	—
Sale of treasury shares	19	21
Other	(4)	(79)

Cash flow from financing	566	(69)
Cash flow for the period	97	24
Cash and bank at the beginning of the period	1,729	1,187
Translation difference attributable to cash and bank	(18)	9

Cash and bank at the end of the period	1,808	1,220

1)	Refers to investments in short term securities as part of the cash management activities. The sum of cash and bank and short-term investments amounted to 3,307 MSEK at the end of the period compared to 3,657 MSEK at the end of 2005.

Consolidated Balance Sheet in summary

MSEK	Mar 31, 2006	Dec 31, 2005
Intangible fixed assets	4,505	4,265
Tangible fixed assets	2,389	2,488
Financial fixed assets	1,373	1,150
Current operating assets	4,852	5,245
Short-term investments	1,500	1,929
Cash and bank	1,808	1,729

Total assets	16,426	16,806

Swedish Match equity holders	4,661	5,079
Minority interests	3	3

Total equity	4,664	5,083

Long-term provisions	2,791	3,072
Long-term loans	3,996	2,867
Other long-term liabilities	10	17
Short-term provisions	205	293
Short-term loans	1,773	1,464
Other current liabilities	2,986	4,010

Total shareholders’ equity, provisions and liabilities	16,426	16,806

Change in Shareholders’ equity

	January - March 2006			January - March 2005
MSEK	Swedish Match equity holders	Minority interest	Total equity	Swedish Match equity holders	Minority interest	Total equity
Opening balance as per Dec 31	5,079	3	5,083	4,516	481	4,997
New accounting principle, PSF				63		63
Repurchase of own shares	(881)		(881)	—		—
Sale of treasury shares	19		19	21		21
Fair value reserve IAS 39 etc.	19		19	27	15	42
Translation difference for the period	(61)	0	(61)	90	33	123
Net income for the period	487	0	486	340	7	347

Closing balance at end of period	4,661	3	4,664	5,057	536	5,594

Quarterly data

MSEK	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06
Sales, including tobacco tax	4,973	5,628	5,761	5,343	4,886	5,604	5,754	5,876	4,797
Less tobacco tax	(1,971)	(2,252)	(2,342)	(2,132)	(1,918)	(2,220)	(2,294)	(2,376)	(1,846)

Sales	3,002	3,376	3,419	3,211	2,967	3,384	3,461	3,500	2,951
Cost of goods sold	(1,585)	(1,864)	(1,804)	(1,843)	(1,629)	(1,842)	(1,848)	(1,959)	(1,456)

Gross profit	1,417	1,512	1,615	1,367	1,338	1,542	1,612	1,540	1,495

Sales and administrative expenses	(901)	(925)	(913)	(861)	(802)	(901)	(860)	(869)	(775)
Shares in earnings of associated co.	(1)	0	(1)	2	2	6	4	5	1

	515	587	702	508	538	647	756	678	721
Income from real estate sale	—	—	—	—	—	—	206	—	—
Income from settlement with UST	1,417	104	—	—	—	—	—	—	—
Match impairment charges	—	—	(150)	—	—	—	—	—	—
Provision for acquisition of shares in Wimco Ltd	—	—	(90)	—	—	—	—	—	—

Operating income	1,932	691	462	508	538	647	962	678	721

Net interest expense	(42)	(39)	(32)	(50)	(18)	(33)	(33)	(22)	(24)
Other financial items, net	(4)	12	8	(17)	(2)	0	(7)	(14)	(1)

Net financial items	(47)	(27)	(24)	(67)	(20)	(33)	(40)	(36)	(25)

Profit before tax	1,886	664	438	441	518	614	922	642	696
Income taxes	(740)	(247)	(213)	(145)	(172)	(209)	(353)	(186)	(209)

Net income for the period	1,146	417	225	297	347	405	569	456	487

Attributable to:
Swedish Match equity holders	1,136	397	206	273	340	404	569	456	487
Minority interests	10	20	19	23	7	2	0	0	0

Net income for the period	1,146	417	225	297	347	405	569	456	487

Sales by product area
MSEK	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06
Snuff	751	814	791	726	703	800	809	819	785
Cigars	687	846	848	790	734	841	874	834	759
Chewing Tobacco	254	282	285	237	242	267	290	280	273
Pipe Tobacco & Accessories	211	214	234	242	216	218	241	245	238
Lights	470	487	495	508	437	524	454	521	387
Other operations	628	734	766	708	635	734	792	800	510

Total	3,002	3,376	3,419	3,211	2,967	3,384	3,461	3,500	2,951

Operating income by product area

MSEK	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06
Snuff	354	365	371	287	324	388	401	392	380
Cigars	129	156	174	108	136	112	188	176	158
Chewing Tobacco	73	82	82	67	69	83	94	100	83
Pipe Tobacco & Accessories	60	53	69	72	60	56	62	60	75
Lights	(10)	(29)	35	5	(4)	45	47	(31)	62
Other operations	(90)	(40)	(30)	(30)	(47)	(37)	(37)	(20)	(38)

Subtotal	515	587	702	508	538	647	756	678	721
Major one time items
Income from real estate sale	—	—	—	—	—	—	206	—	—
Income from settlement with UST	1,417	104	—	—	—	—	—	—	—
Match impairment charges	—	—	(150)	—	—	—	—	—	—
Provision for acquisition of shares in Wimco Ltd.	—	—	(90)	—	—	—	—	—	—

Subtotal	1,417	104	(240)	—	—	—	206	—	—

Total	1,932	691	462	508	538	647	962	678	721

Operating margin by product area
Percent	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06
Snuff	47.1	44.8	46.9	39.5	46.0	48.5	49.5	47.8	48.5
Cigars	18.8	18.5	20.6	13.6	18.6	13.3	21.5	21.1	20.8
Chewing Tobacco	28.7	29.0	28.8	28.4	28.6	31.2	32.5	35.6	30.5
Pipe Tobacco & Accessories	28.4	24.6	29.7	29.8	27.6	25.6	25.7	24.4	31.3
Lights	(2.2)	(5.9)	7.0	0.9	(1.0)	8.7	10.5	(5.9)	16.1

Group*	17.2	17.4	20.5	15.8	18.1	19.1	21.9	19.4	24.4

*	Excluding major one time items

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com